SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.    )*

Bridgetown Holdings Limited

(Name of Issuer)

Class A Ordinary Shares, $0.0001 par value

(Title of Class of Securities)

G1355U 113

(CUSIP Number)

Daniel Wong

c/o 38/F Champion Tower

3 Garden Road, Central

Hong Kong

Telephone: +852 2514 8888

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

October 13, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or other subject to the liabilities of that section of Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G1355U 113

1	Names of Reporting Person. Daniel Wong
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization

Hong Kong

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 1,600,000 (1)
	8	Shared Voting Power (see Item 5 below) 0
	9	Sole Dispositive Power 1,600,000 (1)
	10	Shared Dispositive Power (see Item 5 below) 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,600,000 (1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 5.3%
14	Type of Reporting Person IN

(1)	Includes 1,600,000 shares of the Issuer’s Class B ordinary shares, $0.0001 par value (“Class B Ordinary Shares”), which are automatically convertible into shares of the Issuer’s Class A ordinary shares, $0.0001 par value (“Class A Ordinary Shares” and together with the Class B Ordinary shares, the “Ordinary Shares”) at the time of the Issuer’s initial business combination and as more fully described under the heading “Description of Securities—Founder Shares and Placement Shares” in the Issuer’s registration statement on Form S-1 (File No. 333-249000).

SCHEDULE 13D

This Schedule 13D is filed on behalf of Daniel Wong (the “Reporting Person”).

Item 1.	Security and Issuer

Securities acquired: Class A ordinary shares, $0.0001 par value (“Class A Ordinary Shares”)

Issuer:	Bridgetown Holdings Limited (the “Issuer”)

c/o 38/F Champion Tower

3 Garden Road, Central

Hong Kong

Item 2.	Identity and Background

(a)	This statement is filed by Daniel Wong.

All disclosures herein with respect to any Reporting Person are made only by such Reporting Person. Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after inquiry.

(b) The address of the principal business and principal office of each of the Reporting Persons is c/o 38/F Champion Tower, 3 Garden Road, Central, Hong Kong.

(c) The Reporting Person is the Chief Executive Officer and Chief Financial Officer of the Issuer.

(d) The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) The Reporting Person has not, during the last five years, been a party to civil proceeding of a judicial administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Person is a citizen of Hong Kong.

Item 3.	Source and Amount of Funds or Other Consideration.

The Ordinary Shares were transferred by Bridgetown LLC, a Caymans Islands exempted company (the “Sponsor”) to the Reporting Person for no consideration n in October 2020.

On September 11, 2023, the Reporting Person transferred 283,005 Ordinary Shares to the Sponsor for no consideration pursuant to a letter agreement between the Reporting Person and the Sponsor.

Item 4.	Purpose of the Transaction

The Class B Ordinary Shares are not registered pursuant to Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Reporting Person disclaims beneficial ownership of securities that are not deemed to be beneficially owned by them pursuant to Rule 13d-3 under the Exchange Act.

The Ordinary Shares owned by the Reporting Person have been acquired for investment purposes. The Reporting Person may make further acquisitions of the Ordinary Shares from time to time and, subject to certain restrictions, may dispose of any or all of the Ordinary Shares held by the Reporting Persons at any time depending on an ongoing evaluation of the investment in such securities, prevailing market conditions, other investment opportunities and other factors. However, certain of such shares are subject to certain lock-up restrictions as further described in Item 6 below.

The Issuer is a newly organized blank check company formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. Under various agreements between the Issuer and the Reporting Person as further described in Item 6 below, the Reportion Person has agreed (A) to vote its shares in favor of any proposed business combination; (B) not to redeem any shares in connection with a shareholder vote (or tender offer) to approve (or in connection with) (i) a proposed initial business combination or (ii) an amendment to certain provisions of the Issuer’s amended and restated memorandum and articles of association; and (C) not to redeem any Founder Shares in connection with the liquidation of the Trust Account (as defined below) if the Issuer fails to complete an initial business combination within the period set forth in its amended and restated memorandum and articles of association. The Reporting Person may, at any time and from time to time, review or reconsider its position, change its purpose or formulate plans or proposals with respect to the Issuer.

On May 25, 2023, the Issuer entered into a Business Combination Agreement (as it may be amended, supplemented or otherwise modified from time to time, the “Business Combination Agreement”) with MoneyHero Limited, a Cayman Islands exempted company limited by shares (“PubCo”), Gemini Merger Sub 1 Limited, a Cayman Islands exempted company limited by shares and a direct wholly-owned subsidiary of PubCo (“Merger Sub 1”), Gemini Merger Sub 2 Limited, a Cayman Islands exempted company limited by shares and a direct wholly-owned subsidiary of PubCo and CompareAsia Group Capital Limited, a Cayman Islands exempted company limited by shares. Pursuant to the Business Combination Agreement, and subject to satisfaction or waiver of the conditions to closing thereunder, the Issuer will be merged with and into Merger Sub 1, with Merger Sub 1 being the surviving entity upon closing. Accordingly, upon closing of the transactions contemplated by the Business Combination Agreement, the separate corporate existence of the Issuer shall cease, and the Issuer’s Class A Ordinary Shares, units and warrants will cease to be listed on the Nasdaq, and the registration of all such Class A Ordinary Shares, units and warrants of the Issuer shall subsequently terminate. Upon closing of the transactions contemplated by the Business Combination Agreement,, the Pubco is expected to begin trading on Nasdaq under the ticker symbols “MNY” and “MNYWW.”

Item 5.	Interest in Securities of the Issuer

(a)-(b) The aggregate number and percentage of Ordinary Shares beneficially owned by the Reporting Persons (on the basis of a total of 29,967,872 Ordinary Shares, including 15,093,034 shares of Class A Ordinary Shares and 14,874,838 shares of Class B Ordinary Shares, outstanding as of August 11, 2023, as reported by the Issuer’s Quarterly Report on Form 10-Q, filed by the Issuer with the SEC on August 11, 2023) are as follows:

a)		Amount beneficially owned: 1,600,000	Percentage: 5.3%
b)		Number of shares to which the Reporting Person has:
	i.	Sole power to vote or to direct the vote:	1,600,000
	ii.	Shared power to vote or to direct the vote:	0
	iii.	Sole power to dispose or to direct the disposition of:	1,600,000
	iv.	Shared power to dispose or to direct the disposition of:	0

(c) The Reporting Person has not effected any transactions of the Issuer’s Ordinary Shares during the 60 days preceding the date of this report, except as described in Item 6 of this Schedule 13D which information is incorporated herein by reference.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Insider Letter

On October 15, 2020, in connection with the IPO, the Issuer and the Reporting Person entered into a letter agreement (the “Insider Letter”). Pursuant to the Insider Letter, the Reporting Person agreed (A) to vote his Founder Shares and any public shares in favor of any proposed business combination, (B) not to propose an amendment to the Issuer’s amended and restated memorandum and articles of association that would modify the substance or timing of the Issuer’s obligation to redeem the public shares if the Issuer does not consummate a business combination within the time period set forth in the amended and restated memorandum and articles of association or any other provisions relating to stockholders’ rights or pre-initial business combination activity, unless the Issuer provides the holders of public shares with the opportunity to redeem such shares upon approval of any such amendment at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Issuer’s trust account set up in connection with the IPO (the “Trust Account”), (C) not to redeem any Founder Shares into the right to receive cash from the Trust Account in connection with a shareholder vote to approve the Issuer’s proposed initial business combination or a vote to amend the provisions of the Issuer’s amended and restated memorandum and articles of association relating to shareholders’ rights or pre-business combination activity and (D) that the Founder Shares shall not participate in any liquidating distribution upon winding up if a business combination is not consummated. In addition, the Reporting Person agreed that he or she shall not Transfer any Founder Shares until the earlier of (A) one year after the completion of the Issuer’s initial business combination or (B) subsequent to the initial business combination initial business combination, (x) if the last sale price of the Ordinary Shares equals or exceeds $12.00 per share (as adjusted for share splits, share capitalizations, rights issuances, subdivisions, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the Issuer’s initial business combination or (y) the date on which the Issuer completes a liquidation, merger, share exchange, reorganization or other similar transaction that results in all of the Issuer’s shareholders having the right to exchange their Ordinary Shares for cash, securities or other property. On May 25, 2023, the Insider Letter was amended to reduce the lock-up period applicable to shares issued by PubCo from one year to six months.

The description of the Insider Letter is qualified in its entirety by reference to the full text of such agreement, a copy of which was filed by the Issuer as Exhibit 10.1 to the Form 8-K filed by the Issuer with the SEC on October 20, 2020 (and is incorporated by reference herein as Exhibit 10.1) and the amendment to such Insider Letter, dated May 25, 2023 (and is incorporated by reference herein as Exhibit 10.2).

Registration Rights Agreement

On October 15, 2020, in connection with the IPO, the Issuer and the Sponsor entered into a registration rights agreement, pursuant to which the holder of the Founder Shares was granted certain demand and “piggyback” registration rights, which will be subject to customary conditions and limitations, including the right of the underwriters of an offering to limit the number of shares offered. The summary of such registration rights agreement contained herein is qualified in its entirety by reference to the full text of such agreement, a copy of which was filed by the Issuer as Exhibit 10.3 to the Form 8-K filed by the Issuer with the SEC on October 20, 2020 (and is incorporated by reference herein as Exhibit 10.3).

Item 7.	Material to be Filed as Exhibits

Exhibit 10.1	Insider Letter, dated as of October 15, 2020, by and between the Issuer, the Sponsor, officers and directors and initial shareholders of the Issuer (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer with the SEC on October 20, 2020).

Exhibit 10.2	Amendment to Insider Letter, dated as of May 25, 2023, by and between the Issuer, the Sponsor, officers and directors and initial shareholders of the Issuer.

Exhibit 10.3	Registration Rights Agreement, dated as of October 15, 2020, by and between the Issuer and the Sponsor (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by the Issuer with the SEC on October 20, 2020).

Exhibit 10.4	Letter Agreement, dated as of September 11, 2023, by and between the Sponsor and Daniel Wong.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 4, 2023

/s/ Daniel Wong
Daniel Wong